Pimco Floating Rate Strategy Fund

Annual Shareholder Meeting Results

The Fund held its annual meeting of shareholders on December 14, 2006. Common and Preferred shareholders voted to reelect R. Peter Sullivan
III as Class II Trustee, to elect William B. Ogden IV as Class I
Trustee and to reelect John J. Dalessandro II as Class II Trustee to serve until 2009, 2008 and 2009 respectively. The results are as follows:

                                                              Withheld
                                          Affirmative        Authority

Reelection of R. Peter Sullivan III        30,711,746          370,039
Election of Willial B. Ogden IV            30,719,186          362,599
Reelection of John J. Dalessandro II*          12,165               35


Messers. Robert E Connor, John C. Maney and Paul Belica continue to serve as Trustees of the Funds.


*   Preferred Shares Trustee